SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI and SMART Launch MediSmartTMMedical Card Solution in Kenya

Initial Order is for 100,000 Cards as well as Readers and Related Software

Fort Lee, NJ – April 23, 2007 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that Smart Applications International Ltd. (SMART), a Kenyan company committed to delivering technology driven secure healthcare solutions, has placed an order for 100,000 cards, which are to be issued by multiple medical scheme managers. SMART has commissioned close to 200 SMART device points of service at hospitals, pharmacies and general practitioner sites across Kenya, enabling patient authentication, verification of benefits and claims processing in a seamless process. Contactless smart cards have already been issued by a number of medical scheme managers as part of the program.

With OTI’s MediSmart, SMART is providing a complete healthcare solution, including cards, readers and related software that are seamlessly integrated with hospital management systems, where up to 75% of patients in Kenya, receive their primary healthcare services. OTI receives a monthly license fee per issued card, over and above the hardware revenues.

The OTI MediSmart solution offers secure and fast front-end patient authentication and benefit verification at the service provider level, allows for electronic clinical data capture and electronic claim and/or report generation, within benefit rules in respect of services provided and benefit utilization by members and their dependents, and simultaneously switches such relevant data to the corporate and insurer levels whilst also recording it on each patient’s own MediSmart card (or mobile data repository). With MediSmart, statements and invoices are generated faster, administration time and cost is reduced and since claims are authenticated electronically it further guarantees payment and reduce payment cycles at provider levels.

MediSmart, developed by a team of healthcare industry experts at OTI, provides complete medical history, biometric identification and co-payment options. In initial trials, MediSmart reduced client medical expenses by up to 25% to 40%. Moreover, MediSmart enables the introduction and effective management of joint state and private sector funding and service delivery models.

The OTI MediSmart offers the following benefits:

—	Authentic member identification - biometrically
—	No Over expenditure - member uses only benefit balance in their cards
—	Faster member scheme rules verification
—	Remote communication with card for benefits renewal or update
—	Remote member cancellation

—	An improvement in clinical decision making by facilitating the communication of client-option/plan specific guidelines, protocols, rules and warnings amongst all role players in the health care sector;
—	Reduction of human error, medical risk, service errors or Rx, and
—	Easy and rapid access to essential patient medical information in case of emergencies.

In addition, the solution helps eliminate;
—	Payments for fraudulent services not rendered
—	Over expenditure in line with benefit balances
—	Over servicing such as procedures that are carried out when they are not necessary
—	Over prescribing, such as seen in excessive pharmacy prescriptions
—	Ethical drug substitution and over pricing with generics bought in bulk
—	Non-compliance with Price guidelines.

During a recent visit to Kenya, Oded Bashan, Chairman, President and CEO of OTI said, “The MediSmart solution is relevant to all markets where the need exists to positively identify a patient and verify their benefit entitlement. Electronic Patient Health Records are becoming necessary globally. The MediSmart solution is well suited to meet this and any other healthcare management requirements.”

After visiting the major hospitals in Nairobi, Oded Bashan said “I am encouraged by the excellent work undertaken by SMART, in conjunction with our subsidiary OTI Africa, to adapt the MediSmart solution to meet the needs of the Kenyan market. The support of the management for these prominent hospitals has demonstrated to me that the solution caters for the needs of all role-players in this market.

“We are delighted to have partnered with OTI, a company that I strongly feel will help Kenya and many other developing countries find solutions to address the high cost of medical management. The solution will assist service providers to deliver the best possible service efficiently and cost effectively by streamlining a number of administrative processes”, says Chris Kirubi, a Director of SMART.

Chris Kirubi continues: “This solution will enable the Kenyan government to realize their ambition of providing medical services to every Kenyan. In our view the potential market for this solution is 15 million users.”

“MediSmart has provided a sure way of eliminating medical scheme abuse. A unique feature of the solution, enabled by OTI’s technology platform, supports the management of shared family benefits eliminating a major financial risk to medical schemes. MediSmart will ensure quality health care delivery,” says Pauline Muriuki the Managing Director of SMART.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

About Smart Applications International Limited (SMART)

SMART is a privately owned limited liability company incorporated in Kenya. The majority ownership is by Kenyan investors. We have licensed the MediSmart solution from our partners and technology developers; OTI Africa based in Cape Town, South Africa and we are very privileged to be the pioneers and drivers of this new world-class technology in Kenya and the regional market at large. The company’s strategic intent is to make a Smart Card the card of choice in the entire Healthcare industry. For more information on SMART, visit www.smart.co.ke

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, as well as statements regarding the potential size of the market of OTI’s MediSmart solution. Forward-looking statements could be impacted by failure of market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:
Galit Mendelson
Director of Corporate Communications
201 944 5200 ext. 111
galit@otiglobal.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: Monday, April 23, 2007